Sub-Item 77d

Effective September 30, 2016, the JPMorgan Emerging Markets Local Currency Debt Fund changed its name to JPMoran Emerging Markets Strategic Debt Fund, its 80% policy, and its investment strategies.  Under the new strategy, the Fund may invest in a broader universe of investments including emerging markets corporate debt and sovereign debt securities denominated in U.S. and other developed market currencies as well as local currencies.